December 19, 2014

By EDGAR and Overnight Delivery

Michael Clampitt, Esq.

Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Village Bank and Trust Financial Corp.

Registration Statement on Form S-1

Filed November 12, 2014

File No. 333-200147

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 26, 2014

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Filed October 31, 2014

File No. 000-50765

Dear Mr. Clampitt:

In response to the comments set forth in your letter dated December 8, 2014 with regard to the above-referenced filings of Village Bank and Trust Financial Corp. (the “Company”), we submit on behalf of the Company the following responses and summary of revisions in the Company’s Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”), which the Company is filing with this letter.

In addition to the EDGAR submission, we are sending to you by overnight delivery three copies of Amendment No. 1 marked to show the changes made from the initial filing.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response. All page references in our responses are to Amendment No. 1.

E-mail: benjamin.mccall@leclairryan.com Direct Phone: 804.916.7182 Direct Fax: 804.916.7282	951 East Byrd Street, Eighth Floor Richmond, Virginia 23219 Phone: 804.783.2003 \ Fax: 804.783.2294

CALIFORNIA \ COLORADO \ CONNECTICUT \ MARYLAND \ MASSACHUSETTS \ MICHIGAN

NEVADA \ NEW JERSEY \ NEW YORK \ PENNSYLVANIA \ TEXAS \ VIRGINIA \ WASHINGTON, DC

ATTORNEYS AT LAW \ WWW.LECLAIRRYAN.COM

Michael Clampitt, Esq., Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

December 19, 2014

Registration Statement on Form S-1

General

1.	As far as practicable, please fill in the blanks that do not contain pricing-related information in your next amendment.

In response to the Staff’s comment, the Company has, to the extent practicable, filled in the blanks in Amendment No. 1 that do not contain pricing-related information.

2.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the filing.

Prior to the effectiveness of the registration statement, the Company will arrange to have FINRA call the Staff or will provide the Staff with a letter indicating that FINRA has cleared the filing.

Prospectus Cover Page

3.	Please revise or re-format, as necessary, to limit the cover page to one page. Refer to Item 501(b) of Regulation S-K.

In response to the Staff’s comment, the cover page of the prospectus included in Amendment No. 1 has been revised and reformatted so that it is limited to one page.

4.	Noting the lack of a minimum offering amount, please revise to indicate that if the Standby Purchase Agreement is terminated, any purchaser in the offering may be the only investor who elects to participate in the offering. Also disclose that any shareholder who subscribes may continue to own shares of the Company when it and the Bank have not yet achieved full compliance with the Written Agreement and the Consent Order, respectively.

In response to the Staff’s comment, the cover page of the prospectus included in Amendment No. 1 has been revised to include the requested disclosure.

5.	Please revise the estimated proceeds table on the prospectus cover page to clarify that no assurance can be given that all or any of the shares will be sold, given that the Standby Purchase Agreement may be terminated and the lack of a minimum offering amount.

In response to the Staff’s comment, the cover page of the prospectus included in Amendment No. 1 has been revised to include the requested disclosure.

Michael Clampitt, Esq., Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

December 19, 2014

Questions and Answers Relating to the Offering

Why are we conducting the offering?, page 3

6.	We note your disclosure that if sufficient offering proceeds are generated, you intend to contribute approximately $5.0 million of additional capital to the Bank, which would cause its regulatory capital ratios to exceed the thresholds required by the Consent Order. Noting the third risk factor on page 27, which discloses that you have experienced operating losses, and the possibility of future losses that may require additional capital, please revise to disclose that the amount of additional capital needed may increase in the event of future losses or other events. Also make corresponding revisions to the “Use of Proceeds” section on page 39.

In response to the Staff’s comment, pages 3 and 40 of Amendment No. 1 have been revised to include the requested disclosure.

How many shares will the standby investor own after the offering?, page 8

7.	Please revise to disclose the possibility that the standby purchaser will not participate in the offering (e.g., if the conditions to closing as set forth in the Standby Purchase Agreement are not satisfied or if the standby investor terminates the agreement), as you have disclosed in your risk factors.

In response to the Staff’s comment, page 10 of Amendment No. 1 has been revised to include the requested disclosure.

8.	Please revise the table on page 9 to add for each of the scenarios showing 0%, 25%, 50% and 100% of basic subscriptions exercised:

•	a new row quantifying the number of shares of preferred stock owned by the standby investor after closing of the offering;
•	a new row quantifying the total number of shares of preferred stock outstanding after closing of the offering; and
•	a new last row disclosing the standby investor’s cash investment under each scenario.

In this regard, please advise the staff under what circumstances the standby investor would purchase $8.0 million under the Standby Agreement.

In response to the Staff’s comment, page 9 of Amendment No. 1 has been revised to include the requested disclosure.

Michael Clampitt, Esq., Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

December 19, 2014

The $8.0 million limitation provided by the terms of the Standby Purchase Agreement is intended to protect the standby investor from being obligated to contribute more than $8.0 million in the offering. The amount includes the value of any shares of preferred stock held by the standby investor that are exchanged for common stock (as described in Amendment No. 1), as well as any cash paid by the standby investor for shares of common stock. If the subscription price is $12.00 per share, as is assumed throughout Amendment No. 1, the $8.0 million limitation will not be applicable because of the limitation imposed in the Standby Purchase Agreement designed to prevent the standby investor’s acquisition of common stock from triggering adverse tax consequences related to Section 382(g) of the Internal Revenue Code of 1986. However, it is possible that the subscription price will be high enough to require the standby investor to contribute $8.0 million depending on the number of shares purchased by shareholders through the exercise of their basic subscription privileges.

Summary, page 13

9.	Please balance the disclosure in the summary by quantifying the Company’s losses in recent periods.

In response to the Staff’s comment, page 14 of Amendment No. 1 has been revised to include the requested disclosure.

10.	Please revise the last paragraph on page 13 to quantify, as of the latest practicable date, the Bank’s compliance with the capital ratio requirements of the Consent Order. Alternatively, please add a cross-reference to the table on page 39.

In response to the Staff’s comment, page 15 of Amendment No. 1 has been revised to include the requested disclosure.

Risk Factors, page 19

11.	We note that the introductory paragraph discusses the possibility of risks that are currently unknown or appear immaterial. Please revise to delete this language, which is unnecessarily confusing.

In response to the Staff’s comment, page 20 of Amendment No. 1 has been revised to delete the reference to risks that are currently unknown or appear immaterial.

Michael Clampitt, Esq., Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

December 19, 2014

The standby investor may have significant influence over our business, page 21

12.	Please revise to discuss in greater detail the types of conflict of interest that may exist between the standby investor and the Company’s other shareholders by virtue of the fact that the standby investor is currently a director and a beneficial holder of greater than 10% of the outstanding common stock of First Capital Bancorp, Inc. If applicable and to the extent material, also provide additional details regarding the standby investor’s affiliation with any other banks, focusing on any potential conflicts of interest that may arise.

In response to the Staff’s comment, page 22 of Amendment No. 1 has been revised to include the requested disclosure.

We may not be able to realize the benefit of our net operating loss..., page 22

13.	Please supplementally advise us whether you are aware of any party other than the standby investor who intends to acquire a significant ownership percentage of your stock, now or in the future.

One of the Company’s current shareholders owns approximately 6.6% of the Company’s outstanding common stock. Such shareholder will have the ability to maintain and possibly increase his ownership percentage through the exercise of his basic subscription privilege and oversubscription privilege. The Company is unaware of any party other than such shareholder and the standby investor who intends to acquire a significant ownership percentage of the Company’s common stock now or in the future.

Our results of operations are significantly affected..., page 27

14.	Please revise to quantify the Company’s operating losses in recent periods.

In response to the Staff’s comment, page 29 of Amendment No. 1 has been revised to include the requested disclosure.

Nonperforming assets take significant time to resolve..., page 29

15.	To further place the risk in context, please revise to quantify your levels of nonperforming assets in recent periods.

In response to the Staff’s comment, page 31 of Amendment No. 1 has been revised to include the requested disclosure.

Michael Clampitt, Esq., Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

December 19, 2014

Use of Proceeds, page 38

16.	Discuss what other measures the Company has considered and which it is planning to pursue, if any, should the offering not take place or be insufficient to enable the Bank to comply with the Consent Order with respect to Tier 1 capital, and please disclose the impact to the purchaser in the offering. To the extent the Company has no other plans, this should clearly be stated.

In response to the Staff’s comment, page 40 of Amendment No. 1 has been revised to include the requested disclosure.

Terms of the Standby Purchase Agreement, page 57

17.	Please revise to disclose, if true, that the discussion under “Terms of the Standby Purchase Agreement” includes all materials terms of the Agreement.

In response to the Staff’s comment, page 58 of Amendment No. 1 has been revised to include the requested disclosure.

18.	Please revise the third full paragraph on page 58 to briefly disclose under what circumstances the Company would redeem for cash the preferred held by the standby investor.

In response to the Staff’s comment, page 60 of Amendment No. 1 has been revised to include the requested disclosure.

Material U.S. Federal Income Tax Consequences, page 64

19.	Please eliminate the statement that the discussion is “for general information only....” Also, while you may recommend that investors consult their own tax advisors with respect to tax consequences, you may not tell them they “should” do so. Eliminate this language from the second paragraph on page 65. These statements suggest that investors may not rely on the description of tax consequences included in the prospectus.

In response to the Staff’s comment, pages 65 and 66 of Amendment No. 1 have been revised to remove the statements that the discussion is “for general information only…” and that investors “should” consult their own tax advisors with respect to tax consequences.

Michael Clampitt, Esq., Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

December 19, 2014

Plan of Distribution, page 75

20.	Please provide the staff with the names of the “certain investors” listed in any agency agreement and advise the staff by what means they will purchase shares, e.g., in the subscription offering, in a standby private placement, etc.

The names of the “certain investors” have been provided to the Staff under separate cover. The Company has no plans to sell shares to these potential investors except through the exercise of their subscription rights, to the extent they have them, in the offering. These potential investors will only have subscription rights if they are shareholders of the Company as of the record date for the offering. The Company does not believe that disclosure of such potential investors in the prospectus is necessary because the Company will only allow them to exercise their subscription rights, to the extent they have them, in the same manner as any other shareholder of the Company.

Part II

Item 16. Exhibits

21.	We note that you have yet to file a number of exhibits. Please file these exhibits with your next amendment or tell us when you plan to file these documents. They are subject to the staff’s review and we will need time to conduct that review.

In response to the Staff’s comment, the remaining exhibits to the registration statement have been filed with Amendment No. 1.

22.	Please file an opinion of tax counsel as an exhibit to your next amendment or advise us why you believe that such opinion is not required to be filed pursuant to Item 601(b)(8) of Regulation S-K.

The Company believes that it is not required to file an opinion of tax counsel pursuant to Item 601(b)(8) of Regulation S-K. Item 601(b)(8) of Regulation S-K requires an opinion on tax matters for (i) filings on Form S-11, (ii) filings to which Securities Act Industry Guide 5 applies, (iii) filings related to roll-up transactions and (iv) other registered offerings where the “tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” The registration statement is not on Form S-11, Securities Act Industry Guide 5 does not apply, and the offering is not a roll-up transaction. As a result, a tax opinion would only be required if the tax consequences of the transaction were material to an investor. Staff Legal Bulletin No. 19, dated October 14, 2011 (the “Staff Bulletin”), provides that such “[i]nformation is ‘material’ if there is a substantial likelihood that a reasonable investor would consider the information to be important in deciding how to vote or make an investment decision or, put another way, to have significantly altered the total mix of available information.” The Staff Bulletin further states that examples of transactions involving material tax consequences include merger or exchange transactions where the registrant represents that the transaction is tax-free, and transactions involving significant tax benefits or where the tax consequences are so unusual or complex that investors would need the benefit of an expert’s opinion to understand the tax consequences in order to make an informed decision. The Company does not believe that this offering is such a transaction. The Company believes that a shareholder will not recognize taxable income for U.S. federal income tax purposes upon receipt, expiration or exercise of the subscription rights. Therefore, the Company believes the income tax consequences relating to the offering are not material to an investor’s decision to invest.

Michael Clampitt, Esq., Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

December 19, 2014

The Company has revised the disclosure throughout Amendment No. 1 to remove inadvertent references to “material” tax consequences. The Company has also revised the disclosure under “U.S. Federal Income Tax Consequences” to clarify that these statements are based upon management’s understanding.

Item 17. Undertakings

23.	Please add the undertakings required by Item 512(a)(6) of Regulation S-K or tell us why you are not required to do so.

In response to the Staff’s comment, page II-5 of Amendment No. 1 has been revised to include the undertakings required by Item 512(a)(6) of Regulation S-K.

24.	The fourth undertaking does not appear applicable because your registration statement does not incorporate by reference Exchange Act documents filed subsequent to the effective date of the registration statement. See Item 512(b) of Regulation S-K. Please revise.

In response to the Staff’s comment, page II-5 of Amendment No. 1 has been revised to delete such undertaking.

Form 10-K for Fiscal Year Ended December 31, 2013

Note 4. Allowance for Loan Losses, page 69

25.	We note from the tabular disclosure of the activity of your allowance for loan losses that you recorded a reversal of the provision for loan losses totaling $3.94 million for your construction and land development loan portfolio during the fiscal year ended December 31, 2013. We also note that from page 23 of your Form 10-Q for the fiscal quarter ended September 30, 2014 that you also recorded a reversal to the provision for loan losses totaling $416 thousand for the nine-months ended September 30, 2014 for these loan portfolios. Please tell us and revise your MD&A in future filings to provide a detailed explanation of the reasons for these significant reversals to your provision for loan losses.

The allowance for loan losses consists of Specific and General components. The Specific component relates to impaired loans. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The General component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors such as, among others, national and local economic trends, consideration of loan concentrations and internal factors related to credit administration.

Michael Clampitt, Esq., Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

December 19, 2014

The reversal of the provision for loan losses totaling $3.94 million for the construction and land development loan portfolio during the fiscal year ended December 31, 2013 was attributable to changes in the Company’s assessment of the General component of the allowance for loan losses as it related to such portfolio.

The primary reason for the decline in the General component was a decline of approximately $13.0 million in the outstanding loan balance of this portfolio as well as a decline in the historical loss experience from 7.81% for the two years ended December 31, 2012 to 4.82% for the two years ended December 31, 2013. The Company computes the historical loss experience based on the previous eight quarters of loss history for that particular loan portfolio. As economic conditions have improved and smaller losses have been realized on this portfolio, the historical loss experience has improved. In addition, the remainder of the decrease was due to improvement in the qualitative factors used to adjust the General component during the period. These improvements are reflective of a substantial improvement in the credit quality of the construction and land development loan portfolio as shown below:

(Dollars in thousands)	12/31/2012	12/31/2013	9/30/2014

Total Construction and
Land Development Loans	$44,055	$31,110	$29,727

Total Risk Rated 5, 6 or 7 (1)
Amount	$24,243	$10,129	$6,453
Pecentage of total	55%	33%	22%

Nonaccrual Loans
Amount	$4,957	$1,811	$549
Pecentage of total	11%	6%	2%

Net Charge-offs (Recovery) (2)	$6,383	$(247)	$55

____________

(1)	Risk ratings are defined in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.
(2)	Amounts are shown for the years ended December 31, 2012 and December 31, 2013, and for the nine months ended September 30, 2014.

Michael Clampitt, Esq., Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

December 19, 2014

The reversal of the provision for loan losses related to the construction and land development loan portfolio during the nine months ended September 30, 2014 was primarily attributable to a decline in the historical loss experience from 4.82% for the eight quarter period ended December 31, 2013 to a net recovery position for the eight quarter period ended September 30, 2014.

In response to the Staff’s comment, the Company will revise its MD&A in future filings to provide a detailed explanation of the reasons for these significant reversals to the Company’s provision for loan losses.

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Note 5 − Loans and Allowances for Loan Losses, page 12

26.	We note your disclosure on page 25 of the quantification of your loans individually and collectively reviewed for impairment. Please revise future filings to also disclose the balance of your allowance for loan losses and your recorded investment in financing receivables by impairment method (e.g. collectively evaluated, individually evaluated) for each loan portfolio segment. Refer to ASC 310-10-50-11B(g) and (h) and the example disclosure in ASC 310-10-55-7 for guidance.

In response to the Staff’s comment, the Company will revise its future filings to also disclose the balance of its allowance for loan losses and its recorded investment in financing receivables by impairment method (e.g. collectively evaluated, individually evaluated) for each loan portfolio segment.

Item 2 − Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Interest Income, page 41

27.	We note your disclosure on page 42 that in the third quarter the amounts previously accrued as interest expense representing the compounding on unpaid preferred stock dividends should have been recorded as additional dividends rather than interest expense. You further state that this correction had the effect of increasing your third quarter income by $144 thousand. Please tell us how you determined this correction not to be material to your current year financial statements. Please also provide us with a detailed discussion of your consideration of SAB 99 and SAB 108 in your response.

The Company evaluated the error in accordance with Accounting Standards Codification 250-10-45-27 Materiality Determination for Correction of an Error, Staff Accounting Bulletin No. 99, Materiality, and Staff Accounting Bulletin No. 108, Quantifying Misstatements in Financial Statements and determined, as discussed below, that the error was immaterial to the Company’s current year financial statements.

Michael Clampitt, Esq., Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

December 19, 2014

Quantitative factors

The following table shows the effect of adjusting the three month and nine month periods ended September 30, 2014 to reclassify the amount recognized as interest expense to dividends (dollars in thousands):

	Three Months		Nine Months
	Ended		Ended
	September 30,	%	September 30,	%
	2014	Change	2014	Change

Net loss	$(10)		$(845)
Reduction of interest expense	144		144
Adjusted net income (loss)	$134	1440.00%	$(701)	17.04%

Preferred stock dividends and amortization of discount	$401		$918
Increase in dividends	144		144
Adjusted preferred stock dividends and amortization of discount	$545	35.91%	$1,062	15.69%

Net loss available to common shareholders	$(411)	No change	$(1,763)	No change

Loss per common share	$(1.23)	No change	$(5.28)	No change

Shareholders' equity	$18,735	No change	$18,735	No change

While the percentage change for the quarter to date appears significant, the effect of re-classification of the $144,167 would not change the Company’s current loss trend on the statement of operations for the three months or nine months ended September 30, 2014. Additionally, the reclassification would have no effect on net loss available to common shareholders, loss per share, shareholders’ equity or regulatory capital.

Qualitative factors

The following qualitative effects of recording the error were considered:

•	The misstatement does not mask a change in earnings or other trends. The net loss for the year-to-date is significant with or without the misstatement and there is no impact on earnings (loss) available for common shareholders either for the nine months or three months ended September 30, 2014. In addition, the misstatement had no impact on shareholders’ equity for either period.

Michael Clampitt, Esq., Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

December 19, 2014

•	The misstatement does not change a loss into income or vice versa. The Company would continue to have a loss available to common shareholders with or without adjustment for the restatement for both the three and nine month periods ended September 30, 2014.

•	The misstatement does not concern a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability.

•	The misstatement does not affect the Company’s compliance with regulatory capital requirements. The Company remains “adequately capitalized” (for regulatory purposes) after adjustment for the restatement and the restatement has no effect on the regulatory capital compliance of Village Bank.

•	The misstatement does not affect the Company’s compliance with loan covenants or other contractual requirements.

•	The misstatement does not have the effect of increasing management’s compensation.

•	The misstatement does not involve concealment of an unlawful transaction.

Based on the above analysis, the Company concluded that the adjustment during the third quarter of 2014 of the interest expense associated with the first six months of 2014 was immaterial. While it could be argued that the quantitative effect on the quarter ended September 30, 2014 may be material, the qualitative factors are persuasive in concluding that the adjustment is immaterial and better reflects the actual results of operations of the Company.

* * *

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michael Clampitt, Esq., Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

December 19, 2014

Please contact me at (804) 916-7182, or George P. Whitley at (804) 343-4089, should you require further information.

Sincerely,

/s/ Benjamin A. McCall

Benjamin A. McCall

Enclosure

cc:	William G. Foster, Jr.

George P. Whitley, Esq.